File number ~~82 - 524~~

RECEIVED

2004 NOV 17 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 65499

04046181

82-34640

10 November 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Director shareholding	-	1 November 2004
Holding in Company	-	2 November 2004
Treasury Stock	-	9 November 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

11/22

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

Regulatory Announcement

Go to market news section

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director Shareholding
Released	16:34 01-Nov-04
Number	PRNUK-0111

FRIENDS PROVIDENT PLC

DIRECTOR's shareholding

Friends Provident plc announces that Alison Carnwath, an independent Non-Executive Director of the Company purchased 10,000 ordinary shares of the Company on 28 October 2004 at a price of £1.3799 per share. The issued share capital of the Company is 1,943,115,281 shares excluding shares held in Treasury. Following this transaction, Alison Carnwath is interested in a total of 10,000 ordinary shares.

Ends

For further information please contact:

Brian Sweetland - 01306 653087

END

Close

Regulatory Announcement

Go to market news section

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:15 02-Nov-04
Number	PRNUK-0211

FRIENDS PROVIDENT PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Friends Provident plc (the 'Company') announces that, in accordance with Section 198 of the Companies Act 1985, the Company has been notified today by Eureko B.V. ('Eureko') that it acquired 72,133,266 ordinary shares of 10p in the Company from its subsidiary F&C Asset Management Holdings Limited ('FAMH') on 26 October 2004.

Eureko is an indirect controlling shareholder in Achmea Pensioen-en Levensverzekeringen N.V ('AP'), which,currently owns 27,220,414 ordinary shares in the Company.

Achmea Association is the controlling shareholder of Eureko. Accordingly Achmea Association and Eureko have an aggregate interest in 119,653,692 ordinary shares in the Company. The registered holders are as follows:

Company	Number of ordinary shares held	% of interest held in the issued share capital of Friends Provident plc excluding treasury shares
Eureko	72,133,266	3.72
FAMH	20,300,012	1.04
AP	27,220,414	1.40
Total	119,653,692	6.16

Enquiries:

Brian Sweetland

Director and Secretary

Friends Provident plc

Tel: 01306 653087

END

Close

Regulatory Announcement

Go to market news section

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:32 09-Nov-04
Number	PRNUK-0911

Treasury Shares

9 November 2004

Friends Provident plc announces the transfer of 27,678 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.3795 per share to satisfy its obligation to issue shares to SIP participants in October 2004. The Company has received notification from G K Aslet, AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 27,678 shares acquired by the Trustees, they have each acquired 91 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,988,895,668 ordinary shares of 10p each of which 45,752,709 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

Close